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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X               Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___        No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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________________________________________________________________

MAGIC SOFTWARE ENTERPRISES LTD.

6-K Items

1.

Magic Software Enterprises Ltd. Proxy Statement for Annual General Meeting to be held December 23, 2004.

2.

Magic Software Enterprises Ltd. Proxy Card.

Item 1

MAGIC SOFTWARE ENTERPRISES LTD.

NOTICE OF 2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Magic Software Enterprises Ltd. Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders.  It will be held at 10:00 a.m. on Thursday, December 23, 2004 at our offices at 5 HaPlada Street, Or Yehuda, Israel.

The purpose of the meeting is to consider and vote upon the following matters:

1.

The election of five directors for terms expiring at our 2005 Annual General Meeting of Shareholders;

2.

Approval of our entering into indemnification agreements with each of our directors;

3.

Ratification of the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent auditors for the year ending December 31, 2004;

4.

Approval of the grant of options to Mr. David Assia, our chairman of the Board of Directors; and

5.

Review and discussion of our Auditor’s Report, Directors’ Report, and the Consolidated Financial Statements for the year ended December 31, 2003.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

You can vote by proxy either by mail or in person.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

David Assia, Chairman

BY ORDER OF THE BOARD OF DIRECTORS

Amit Birk, Corporate Secretary

November 22, 2004

PROXY STATEMENT

This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magic Software Enterprises Ltd. to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on Thursday, December 23, 2004, and any adjournment thereof.  Shareholders will be asked to vote upon: (i) the election of five directors for terms expiring at our 2005 Annual General Meeting of Shareholders; (ii) approval of our entering into indemnification agreements with each of our directors; (iii) ratification of the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent auditors for the year ending December 31, 2004; (iv) approval of the grant of options to Mr. David Assia, our chairman of the Board of Directors; and (v) review and discussion of our Auditor’s Report, Directors’ Report, and the Consolidated Financial Statements for the year ended December 31, 2003.

Our 2003 Annual Report, including our audited financial statements for the fiscal year ended December 31, 2003, and the proxy card enclosed with this Proxy Statement are being mailed to shareholders on or about November 22, 2004.

Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed.  If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposition for which the Board of Directors recommends a vote FOR.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.  You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

As of  November 18, 2004, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 31,194,041 ordinary shares.  Each ordinary share entitles the holder to one vote.  The ordinary shares have a par value of NIS 0.1 per share.  The presence of two shareholders, holding at least one third of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  An affirmative majority of the votes cast is required to approve each of the proposals to be presented at the Annual General Meeting, except for Proposal 2.  The approval of Proposal 2 requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy entitled to vote and voting thereon, provided that with respect to a director who is a controlling shareholder, either (i) at least one third of the non-interested shareholders with respect to such proposal represented and voting at the Annual General Meeting are included in the majority (excluding the vote of abstaining shareholders); or (ii) that the total shareholdings of the non-interested shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company.   Under the Israeli Companies Law, Proposal 2 requires that our shareholders notify us prior to the vote at the Meeting, or if such vote is made by proxy on the proxy card, whether or not they have a personal interest with respect to the subject matter of this proposal.  The term “personal interest” is defined as “a person’s personal interest in an act or transaction of the company, including the personal interest of his relatives (or spouse thereof) and of any other corporation in which he or his relatives is an interested party, and exclusive of personal interest that stems from the fact of holding shares in the company.”  There will be a specific place on the proxy card to indicate if you have a personal interest in Proposal 2.  Shareholders are asked to indicate “yes” or “no.”  If a shareholder fails to notify us as to whether or not he or she has a personal interest in Proposal 2, the shareholder may not vote and his or her vote will not be counted with respect to Proposal 2.

We have received indications from our principal shareholder, Formula Systems (1985) Ltd., which holds approximately 50.07% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of all of the proposals to be acted upon at the Meeting.

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Our Board of Directors proposes the election of Dan Goldstein, David Assia, Gad Goldstein, Naamit Salomon and Jacob Tenenboem as directors, to hold office for one year until the 2005 Annual General Meeting and until their successors are elected and qualified.

Each nominee is currently serving as a member of our Board of Directors.  Should any of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors.  None of the nominees are expected to be unavailable.

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election as directors of Dan Goldstein, David Assia, Gad Goldstein, Naamit Salomon and Jacob Tenenboem.

 Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Name	Age	Position
David Assia	52	Chairman of the Board of Directors
Dan Goldstein	49	Director
Gad Goldstein	44	Director
Naamit Salomon	39	Director
Jacob Tenenboem	47	Director

Nominees For Election As Director For Terms Expiring In 2005

David Assia, a co-founder of our company, has served as a director since our inception in 1983.  He was chairman of our Board of Directors from 1986 until October 2000 and served as vice chairman of our Board of Directors from October 2000 until reassuming the position of chairman of our Board of Directors in January 2002.  From 1986 until September 1997, he served as our chief executive officer.  Mr. Assia has served as the chairman of the board of directors of Mashov Computers Ltd. since 1989.  Mr. Assia also serves as a director of Aladdin Knowledge Systems Ltd., Radview Software Ltd. and the Weitzman Institute of Science.  Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree from Tel Aviv University.

Dan Goldstein has served as a director of our company since April 1998 and served as chairman of our Board of Directors from October 2000 until January 2002.  Mr. Goldstein has served as chairman of the board of directors and chief executive officer of Formula Systems (1985) Ltd. since January 1985 and of Formula Vision Technologies (F.V.T.) Ltd. since August 1998. Mr. Goldstein is also the chairman of the board of directors of Matrix IT Ltd., a director of Sapiens International Corp., Blue Phoenix Solutions Ltd. and nextSource Inc. and of private companies within the Formula Vision Group.  Mr. Goldstein holds a B.A. degree in mathematics and computer sciences and an M.A. degree in business administration, both from Tel Aviv University. Dan Goldstein is the brother of Gad Goldstein.

Gad Goldstein has served as a director of our company since December 1998.  Mr. Goldstein has been president of Formula Systems (1985) Ltd. since 1995. Mr. Goldstein is chairman of the board of directors of Blue Phoenix Solutions Ltd. and Sapiens International Corp. and a director of Formula Vision Technologies (F.V.T.) Ltd., Matrix IT Ltd. and nextSource Inc. Mr. Goldstein holds a B.A. degree in economics and an M.A. degree in business administration, both from Tel Aviv University. Gad Goldstein is the brother of Dan Goldstein.

Naamit Salomon has served as a vice president finance of Formula Systems (1985) Ltd. since August 1997.  Ms. Salomon also serves as a director of Liraz Systems Limited, a global provider of software products and support services for the modernization of existing information systems.  Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University.

Jacob Tenenboem has served as a director of our company since July 18, 2002.  Mr. Tenenboem is the founder and CEO of IT Net Investments Ltd., a privately held investment company since June 2000 and a director of Mainsoft Corporation, a privately held company engaged in the development and marketing of a Windows platform for Unix systems including Linux, since December 1999.  Mr. Tenenboem has previously served in various management positions in several private and public companies, among them Formula Systems (1985) Ltd., Sintec Advanced Technologies, Aman Computers, Malal Group, Noyotec Ltd. and Sabratech Ltd.  Mr. Tenenboem holds a B.Sc. degree in management and industrial engineering from Tel-Aviv University.

The Board of Directors recommends a vote FOR the election of each nominee for Director named above.

Outside Directors Continuing in Office

Shlomit Golan has served as an outside director of our company since February 2002.  Ms. Golan is currently a freelance accountant for Sotheby’s Israel Ltd., a subsidiary of Sotheby's Ltd., an international auction company, and for Everest Funds, limited partnerships that invest in Israeli and Israeli-related companies.  From 1996 until 2000, Ms. Golan served as a director of Dovrat Shrem & Co. Investment Management LTD and in 1999 as a director of  FCT Formula Computer Technologies LTD.  From 1992 until 1995, Ms. Golan served as an accounting manager at Braude & Co.  Ms. Golan holds a B.A. degree in Economics and Accounting and an Executive MBA from Tel Aviv University.  She is a Certified Public Accountant.

Yigal Bar-Yossef has served as an outside director of our company since January 2004.  Mr Bar-Yossef has been self-employed since September 2002.  From September 2001 to September 2002, Mr. Bar-Yossef  served as senior vice president of sales and marketing of Amdocs Ltd.  From January 1998 to July 2001, Mr. Bar-Yossef served as chief executive officer and president of Pelephone Communications Ltd.  From 1992 to 1997, Mr. Bar-Yossef served as chief executive officer and president of Digital Equipment Corporation Ltd.  Mr. Bar-Yossef served as a director of Hirshzon Barak Ltd. and Aladdin Knowledge Systems Ltd. until 2003.  Mr. Bar-Yossef holds a B.A. degree in service management and a MBA degree from The Hebrew University, Jerusalem.

BOARD OF DIRECTORS AND COMMITTEES

Outside Directors

Under the Israeli Companies Law, 1999 public companies which have offered shares to the public in or outside of Israel are required to elect two outside directors who must meet specified standards of independence.  The outside directors may not have any economic relationship with us.  Among other limitations, controlling shareholders of a company, 25% shareholders, and their relatives or employees cannot serve as outside directors.  Outside directors are elected by shareholders.  The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. At our 2002 Annual General Meeting of Shareholders’ Ms. Golan was elected to serve as an outside director for period of three years until the Annual General Meeting of Shareholders to be held in 2005 and until her successor is elected and qualified. At our 2003 Annual General Meeting of Shareholders’ Mr. Bar-Yossef was elected to serve as an outside director for period of three years until the Annual General Meeting of Shareholders to be held in 2006 and until his successor is elected and qualified. Outside directors can be removed from office only by the same percentage of non-controlling shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.  If, when an outside director is elected, all members of the board of directors of a company are of one gender, the outside director to be elected must be of the other gender.

Any committee of the Board of Directors must include at least one outside director. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Audit Committee

Our Audit Committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the Audit Committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

Our Audit Committee consists of three board members who satisfy the “independence” requirements of the Securities Exchange Commission, Nasdaq and Israeli Law for audit committee members.  Our Audit Committee is currently composed of Ms. Shlomit Golan and Messrs. Yigal Bar-Yossef and Jacob Tenenboem, each of whom satisfies these requirements.  Our Audit Committee meets at least once each quarter.  Ms. Golan serves as our Audit Committee’s financial expert.

Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of November 15, 2004 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Formula Systems (1985) Ltd. (3)	15,620,348	50.07%
David Assia (4)	1,253,575	4.0%
Dan Goldstein (5)	--	--
Gad Goldstein (5)	--	--
Naamit Salomon	--	--
Jacob Tenenboem	--	--
Yigal Bar-Yossef	--	--
All directors and executive officers as a group (9 persons) (6)	1,416,097	4.53%

________________

*

Less than 1%

(1)

Ordinary shares beneficially owned include shares that may be acquired pursuant to options that are currently exercisable or which will first become exercisable within 60 days of the record date.

(2)

Based on 31,194,041 ordinary shares outstanding as of the record date.  Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of the record date are treated as outstanding only for purposes of determining the percent owned by such person or group.

 (3)

The address of Formula Systems (1985) Ltd. is 3 Hagalim Boulevard, Herzliya Pituach, Israel.

 (4)

Includes 7,155 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $1.00 per share.  Such options expire in March 2011.

 (5)

Dan Goldstein, an officer and a director of Formula Systems (1985) Ltd. and a director of our company, and Gad Goldstein, a director of Formula Systems (1985) Ltd. and a director of our company, disclaim beneficial ownership of the 15,620,348 ordinary shares held by Formula Systems (1985) Ltd.

(6)

Includes 226,832 ordinary shares issuable upon the exercise of currently exercisable options or which will first become exercisable within 60 days of the record date.

We are a controlled company within the meaning of NASDAQ Market Rules, Rule 4350(c)(5), based on the fact that Formula Systems (1985) Ltd. holds more than 50% of our voting power.

Executive Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2003.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting then of nine persons	$ 1,257,675	$ 135,683

During the year ended December 31, 2003, we paid to each of our outside and independent directors an annual fee of approximately $7,391 and a per meeting attendance fee of approximately $290.  Those fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law.

As of December 31, 2003, our directors and executive officers as a group, consisting of nine persons, held options to purchase an aggregate of 223,155 ordinary shares, at exercise prices ranging from $0.8014 to $4.02 per share (after the dividend adjustment) , with vesting over a three-year term.  Of such options, 2,779 options expire in 2012 and 220,376 options expire in 2013.  All options were issued under our 2000 Employee Stock Option Plan.

Stock Option Plans

1991 Stock Option Plan

In 1991, we adopted our 1991 Employee Stock Option Plan, or the 1991 Plan.  The 1991 Plan, as amended, authorized the grant of options to purchase an aggregate of 6,750,000 ordinary shares.  The 1991 Plan had a 10-year term which ended on July 31, 2001.  As of November 15, 2004, options to purchase 411,878 shares were outstanding at an average exercise price of $2.94 per share.  As of November 15, 2004, our executive officers and directors as a group, consisting of seven persons, held options to purchase 0 ordinary shares under the 1991 Plan.

2000 Stock Option Plan

Our 2000 Employee Stock Option Plan, or the 2000 Plan, authorizes the grant of options to purchase up to 3,000,000 ordinary shares.  On January 2004 our shareholders approved to increase the number of shares available for grant under the 2000 Plan by 1,000,000.  Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2000 Plan.  Awards under the 2000 Plan may be granted in the forms of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to Section 3.9 of the Israeli Tax Ordinance.  The 2000 Plan has a term of ten years and will terminate in November 2010. No award of options may be made after such date.

As of November 15, 2004, options for the purchase of 3,453,182 ordinary shares having an average exercise price of $2.16 per share had been granted.  Of such options, options to purchase 839,794 ordinary shares are currently exercisable.  Options for the purchase of 546,818 ordinary shares are available for future grant under the 2000 Plan.  Of such outstanding options, 503,416 options were granted to our executive officers and directors at an average exercise price of $2.02 per share and  no options were exercised into ordinary shares by such persons.

Related Party Transactions

Lease Agreements

In March 2002, we entered into an agreement with Enformia Software Ltd., a company controlled by Mr. David Assia, chairman of our Board of Directors, pursuant to which we sublet to Enformia the first floor (approximately 2,440 square feet) of 3 Haplada Street at a monthly rent of $2,200, which rent does not include maintenance expenses, plus value added tax. The term of the lease was one year and was subject to renewal for additional one year terms.  In March 2003, the parties agreed to terminate the lease.

Maintenance Agreement

In May of 2001, we entered into an agreement with Enformia pursuant to which Enformia agreed to maintain our website for a fee of NIS 50,835 ($12,000) per year.  In February 2003, the parties agreed to terminate the agreement and we have started to maintain the website with our own resources.

Loan Agreement

In October 2002, we entered into a loan agreement with Enformia, pursuant to which we agreed to invest up to $1.5 million in the continued development of the Enformia intellectual property. We were given an option to increase our holdings in Enformia to 51%.  As of December 2002 we invested $750,000.  In May 2003, we entered into an agreement under which the loan was converted to consideration for the purchase of the Enformia intellectual property rights. According to the agreement, we have to pay royalty fees for a period of four years for any sale attributed to the intellectual property rights we purchased, and we also undertook to comply with all the terms required by the Chief Scientist in connection with its grants to Enformia.  In addition, Enformia agreed to integrate its portal technology into the iBOLT Integration family of products.  The product, to be known as iBOLT Portal, enables corporations to deliver customized information and applications to a wide range of users, customers, employees, partners and suppliers, using an architecturally superior approach to provide improved customer service and retention, enhanced communication and increased productivity.

We believe that the terms of the transactions in which we have engaged and currently are engaged with Enformia are beneficial and no less favorable to us than the terms which might be available to us from unaffiliated third parties.  Because of our chairman's personal interest in Enformia Ltd., any future transactions and arrangements with Enformia require approval of our Audit Committee and board of directors.

APPROVAL OF THE EXECUTION OF INDEMNIFICATION

AGREEMENTS

(Item 2 on the Proxy Card)

Under applicable Israeli law, shareholders of a company must approve the company entering into indemnification agreements with its directors.  Our Audit Committee and Board of Directors approved our entering into indemnification agreements with our directors. The indemnification will not surpass 25% of our company’s shareholders’ equity for any one case and in the aggregate, and will be limited to cases covered by our Company’s insurance policy and to amounts exceeding the amounts covered by such insurance policy.  Our Board of Directors believes that entering into such agreements is in the best interest of our company and its shareholders.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

 “RESOLVED, that the Company is authorized to enter into an indemnification agreement with each of its directors.”

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.  In order for this resolution to be effective with respect to: (i) a director who is a controlling shareholder, or (ii) a director with whom a controlling shareholder has a personal interest in entering into indemnification agreements with, the proposal will require the affirmative vote of a majority of the ordinary shares represented and voting at the Meeting, provided one of the following conditions is met: (i) at least one-third of the non-interested shareholders voting with respect to the proposal are included in the majority; or (ii) that the total shareholdings of the non-interested shareholders who vote against the proposal do not represent more than 1% of the voting rights in our company.

The Board of Directors recommends a vote FOR the foregoing resolution.

APPOINTMENT OF AUDITORS

(Item 3 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our auditors in 1983.  They served as our auditors until 1999 and were re-engaged for the years ended December 31, 2001, 2002 and 2003.  Our Board of Directors has again recommended, pursuant to the recommendation of our Audit Committee, that Kost Forer Gabbay & Kasierer be selected as our auditors for the fiscal year ending December 31, 2004 and recommends that the shareholders ratify and approve the appointment.  The remuneration of Kost Forer Gabbay & Kasierer will be determined by our Board of Directors pursuant to the recommendation of our Audit Committee.

The following resolution will be offered by the Board of Directors at the Meeting:

"RESOLVED, that Kost Forer Gabbay & Kasierer be, and hereby are, appointed as  the independent auditors of the Company to conduct the annual audit of our financial statements for the year ending December 31, 2004."

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

In the event this resolution does not receive the necessary vote for adoption, or if for any reason Kost Forer Gabbay & Kasierer cease to act as our auditors, the Audit Committee will appoint other independent public accountants as our auditors.

The Board of Directors recommends a vote FOR the foregoing resolution.

Fees Paid to Independent Public Accountants

The following table sets forth, for the fiscal year ended December 31, 2003, the fees paid to our independent public accountants.

Year Ended December 31, 2003
Audit	$86,000
Tax	36,000
Other	3,000
Total ……………………	$125,000

APPROVAL OF THE GRANT OF OPTIONS TO THE CHAIRMAN OF OUR BOARD OF DIRECTORS

(Item 4 on the Proxy Card)

The Israeli Companies Law requires that the terms of compensation to directors, including grants of options, be approved by the Audit Committee, the Board of Directors, and thereafter, the General Meeting of Shareholders.  Subject to shareholder approval, our Audit Committee and Board of Directors approved the grant of options to purchase 150,000 ordinary shares under our 2000 Plan to David Assia, who has served on our Board of Directors since our inception in 1983.  Mr. Assia has served as the chairman of our Board of Directors from 1986 until October 2000 and since January 2002.  The exercise price of the options is $4.02.  One-third (1/3) of the options will vest on December 31, 2004, one-third (1/3) of the options will vest on December 31, 2005 and the remaining options will vest on December 31, 2006.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, that the decision of the Audit Committee and Board of Directors of the Company to grant options to purchase 150,000 ordinary shares to David Assia,  the chairman of our Board of Directors, is hereby ratified."

Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF OUR AUDITOR’S REPORT, DIRECTORS’ REPORT, AND THE CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our Auditor’s Report, Directors’ Report, and the Consolidated Financial Statements for the year ended December 31, 2003 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Amit Birk, Secretary

Dated: November 22, 2004

Item 2

MAGIC SOFTWARE ENTERPRISES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints David Assia and Amit Birk, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Magic Software Enterprises Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 23, 2004 at 10:00 a.m. at the offices of the Company, 5 HaPlada Street, Or Yehuda, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND (ii) PROPOSALS 2 THROUGH 4 SET FORTH ON THE REVERSE.  VOTES CANNOT BE CAST FOR PROPOSAL 2 UNLESS YES OR NO HAS BEEN SPECIFIED WITH RESPECT TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST WITH RESPECT TO THE SUBJECT MATTER OF THE PROPOSAL (SEE THE PROXY STATEMENT FOR FURTHER CLARIFICATION.)

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MAGIC SOFTWARE ENTERPRISES LTD.

December 23, 2004

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

Please detach along perforated line and mail in the envelope provided.

----------------------------------------------------------------------------------------------------------------------

_____________________________________________________________________________

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

______________________________________________________________________________

(1A)

The election of five directors.

[  ]

FOR ALL NOMINEES

[  ]

WITHHOLD AUTHORITY FOR ALL NOMINEES

[  ]

FOR ALL EXCEPT

(See instructions below)

NOMINEES:

(  )

David Assia

(  )

Dan Goldstein

(  )

Gad Goldstein

(  )

Naamit Salomon

(  )

Jacob Tenenboem

INSTRUCTION:

To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: (X)

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to the subject matter of Proposal 2.

(2)

Approval of the Company entering into indemnification agreements with each of its directors.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

 Do you have a personal interest with respect to the subject matter of Proposal 2?

 YES ____ NO _____

(3)

Ratification of the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as the Company’s independent auditors for the year ending December 31, 2004.

 FOR

 AGAINST

 ABSTAIN

(4)

Approval of the grant of options to Mr. David Assia, chairman of the Company’s Board of Directors.

 FOR

 AGAINST

 ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  [  ]

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: December 2, 2004